3O 3/24/05



SECURITI[illegible] 05041311 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 1 0 2005

SEC FILE NUMBER
8-66146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MBH Trading, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

5500 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nehemia Markovits 212-375-2647
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

2700 N. Military Trail	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/28/05
S.S

OATH OR AFFIRMATION

I, **Nehemia Markovits**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MBH Trading, LLC** as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Signature
Known personally to me

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR 10 2005
WASH., D.C.
202
SECTION

MBH TRADING, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To The Members
MBH Trading, LLC
55 Broad Street,
New York, NY 10004

We have audited the accompanying statement of financial condition of MBH Trading, LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBH Trading, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
March 7, 2005

MBH TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	194,603
Other assets		3,006
Total current assets		197,609
Property and equipment, net of accumulated depreciation of $6,610		82,645
Total assets	$	280,254

LIABILITIES AND EQUITY

Liabilities:		
Accounts payable and acrrued expenses	$	24,775
Current portion of capital lease obligation		36,471
Total current liabilities		61,246
Capital lease obligation, net of current portion		19,226
Total liabilities		80,472
Equity:		
Members' equity		199,782
Total liabilities and equity	$	280,254

See accompanying notes to financial statements.

MBH TRADING, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Net trading loss	$ (124,899)
Expenses:	
Regulatory fees and expenses	27,519
Administration fees	4,000
Clearing cost	3,545
Professional fees	15,950
Office expenses	8,803
Travel and entertainment	1,097
Miscellaneous	2,079
Depreciation	4,668
Employee compensation and benefits	26,461
Rent	44,210
Utilities	2,842
Insurance	3,727
Management fee	100,323
Repair and maintenance	4,052
Background checks	2,642
Advertising	2,059
Recruitment fee	5,475
Quote service	2,142
Total expenses	261,594
Operating loss	(386,493)
Other income and expense:	
Interest expense	(1,942)
Interest income	3,801
Net loss	$ (384,634)

See accompanying notes to financial statements.

MBH TRADING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Members' equity
Balance, December 31, 2003	$ 631,574
Capital contributions	425,461
Distributions to the members	(472,619)
Net loss for the year ended December 31, 2004	(384,634)
Balance, December 31, 2004	$ 199,782

See accompanying notes to financial statements.

MBH TRADING, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (384,634)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	4,668
Changes in assets and liabilities:	
(Increase) decrease in:	
Investment in money market	550,000
Other receivable	38,713
Other assets	(3,006)
Accounts payable and accrued expenses	24,775
Net cash provided by operating activities	230,516
Cash flows from investing activities:	
Purchase of property and equipment	(87,313)
Cash flows from financing activities:	
Proceeds from capital lease	77,273
Repayments of capital lease	(21,576)
Capital distribution	(472,619)
Capital contributions	425,461
Net cash provided by financing activities	8,539
Net increase in cash	151,742
Cash, beginning of year	42,861
Cash, end of year	$ 194,603
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 1,942

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

MBH Trading, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Philadelphia Stock Exchange, Inc. (Phlx). The Company is a New York Limited Liability Company of which MBH Equities, Inc. is the majority member.

The Company has a secondary clearing agreement with Genesis Securities, LLC and uses Computer Clearing Services, Inc. as its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment, which primarily consist of computer equipment and office furniture, are recorded at cost and are depreciated on a straight line basis over their estimated useful lives of five to seven years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in other income (expense) in the accompanying statements of operations.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2004.

NOTE 3 – RELATED PARTY TRANSACTIONS

A related company through common ownership and management provides management and consulting services for the Company. In connection with the management agreement, the company incurred management fee expenses of $100,323 for the year ended December 31, 2004.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2004:

Computer equipment	$	81,510
Office furniture		7,745
		89,255
Less accumulated depreciation		(6,610)
	$	82,645

Depreciation expense amounted to approximately $4,668 for the period ended December 31, 2004.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $139,953, which was $39,953, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .57 to 1.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 7- RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

NOTE 8- INVESTMENT IN MONEY MARKET

The Company has received capital contributions of $550,000 from MBH Equities, Inc. (the "Parent Company") in 2003 and invested it in a money market account. Subsequently in 2004, the Company returned $450,000 of the capital invested in money market to its parent company and used the remaining balance to fund the Company's bank account.

NOTE 9 – CAPITALIZED LEASE OBLIGATIONS

The Company leases certain computers under a capital lease that expires in July and August 2006. The lease provides for total monthly payments of $3,220. The assets and liabilities under the capital lease are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The asset is depreciated over its estimated useful life. Details of the capitalized lease assets are as follows:

		2004
Computer equipment	$	77,440
Less: accumulated depreciation		(5,050)
Total	$	72,390

The schedule of future minimum payments under capital lease is as follows:

Year Ended December 31,		Capital Leases
2005	$	38,644
2006		19,568
Total minimum lease payments		58,212
Less: amount representing interest		(2,515)
Present value of net minimum lease payments		55,697
Less: current maturities		(36,471)
Long-term obligation	$	19,226

NOTE 10 – OPERATING LEASE

The Company leases its office facilities beginning from March 2004 and ending February 2005. Rent is payable monthly and includes base rent, utilities, sales taxes and maintenance fees. Total rent expense for the year ended December 31, 2004 was $44,210.

SUPPLEMENTARY INFORMATION

MBH TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital computation:

Total Stockholders' Equity	$ 199,782
Deductions and/or charges:	
Non-allowable assets:	
Other assets	3,006
Property and equipment	82,645
Total non-allowable assets	85,651
Other (deductions) or allowable credits:	
50% of computer lease payable	(25,822)
Net capital before haircuts on securities positions	139,953
Total haircuts on securities	-
Net capital	139,953
Required minimum capital	100,000
Excess net capital	$ 39,953

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	80,472
Total aggregate indebtedness	$ 80,472
Ratio of aggregate indebtedness to net capital	.57 to 1

Reconciliation:

Net capital, per unaudited December 31, 2004 FOCUS report, as filed	$ 139,953
Net audit adjustments	-
Net capital, per December 31, 2004 audited report, as filed	$ 139,953

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 as all customer transactions are cleared through Computer Clearing Services, Inc. on a fully disclosed basis.

MBH TRADING, LLC
Information Relating to the Possession or Control Requirements
December 31, 2004

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 as all customer transactions are cleared through Computer Clearing Services, Inc. on a fully disclosed basis.



SHERB & CO., LLP

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Members
MBH Trading, LLC
55 Broad Street,
New York, NY 10004

In planning and performing our audit of the financial statements and supplemental schedules of MBH Trading, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Boca Raton, Florida
March 7, 2005